Exhibit 99.1
Perfect’s Board Announces the Formation of Special Committee to evaluate on the Preliminary Non-Binding “Going Private” Proposal Received on March 18, 2026.

New York – March 23, 2026 – Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”), a leading artificial intelligence (“AI”) company offering AI and augmented reality (“AR”) powered solutions to beauty, fashion, photo and video creative industries, today announced that its board of directors (the “Board”) has formed a special committee (the “Special Committee”) consisting of three disinterested, independent directors, namely Philip Tsao, who will serve as the chairman of the Special Committee, Chung-Hui (Christine) Jih and Meng-Shiou (Frank) Lee, to evaluate and consider the preliminary non-binding proposal letter, received on March 18, 2026 (the “Proposal”) from the consortium formed by CyberLink International Technology Corp. (“CyberLink”) and Ms. Alice H. Chang, Chairwoman of the Board and Chief Executive Officer of Perfect and her controlled entities, that proposes a “going-private” transaction for US$1.95 per ordinary share in cash (the “Transaction”).

The Special Committee is authorized to retain advisors, including independent legal and financial advisors, to assist it in its work.

The Company cautions its shareholders and others considering trading in its securities that neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the Transaction, or that the Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

About Perfect Corp.
Founded in 2015, Perfect Corp. is a leading AI company offering self-developed AI- and AR- powered solutions dedicated to transforming the world with digital tech innovations that make your virtual world beautiful. On Perfect’s direct consumer business side, Perfect operates a family of YouCam consumer apps and web-editing services for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. On Perfect’s enterprise business side, Perfect empowers major beauty, skincare, fashion, jewelry, and watch brands and retailers by supplying them with omnichannel shopping experiences through AR product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables personalized, enjoyable, and engaging shopping journey and helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.